Exhibit 21

General DataComm Industries, Inc.
Subsidiaries of the Registrant

	State or	Percentage
	Jurisdiction of	of Voting
Subsidiaries	Incorporation	Securities Owned
General DataComm, Inc.	Delaware	100%
GDC Federal Systems, Inc.	Delaware	100%
GDC Naugatuck, Inc.	Delaware	100%
General DataComm France SARL (inactive status)	France	100%